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                                                                EXHIBIT (a)(31)



FOR IMMEDIATE RELEASE

CONTACTS:
        Conrail Inc.                    Abernathy MacGregor Group
        Craig R. MacQueen               Joele Frank/Dan Katcher
        (215) 209-4594                  (212) 371-5999


            CONRAIL SHAREHOLDERS TO RECEIVE $115 IN CASH PER SHARE
                  UNDER AMENDED CSX-CONRAIL MERGER AGREEMENT

        Philadelphia, PA (March 7, 1997) -- Conrail Inc. (NYSE:CRR) announced today that Conrail and CSX Corporation (NYSE:CSX) have amended their merger agreement to increase the consideration to $115 in cash per Conrail share for all remaining outstanding shares of Conrail's common and ESOP preferred stock. Under the terms of the amended merger agreement (and subject to the terms and conditions thereof), Conrail shareholders will receive, no later than June 2, 1997, $115 in cash per Conrail share through a CSX tender offer. All the Conrail stock acquired by CSX in the tender offer would be placed in a voting trust pending the outcome of the Surface Transportation Board's proceeding.

        David M. LeVan, chairman, president and chief executive officer of Conrail, said "Our amended merger agreement with CSX provides unprecedented value to Conrail shareholders and provides that they will be paid in under 90 days without regulatory risk. We have also worked to fully protect the Conrail employees who have made this railroad great. Stay bonuses and enhanced severance arrangements have been implemented to protect those Conrail employees not covered by collective bargaining agreements. In addition, we have received assurances from CSX that there will be a substantial commitment to Pennsylvania. CSX intends to have a major operating presence in Philadelphia and intends to maintain Conrail's Pittsburgh service center and the shops at Altoona and Hollidaysburg."

        "Conrail's board and management would have preferred for the Conrail system to remain intact. However, under the circumstances as they developed, we have succeeded in negotiating the best possible transaction for all of Conrail's constituencies," Mr. LeVan concluded.

        Under the amended agreement, senior members of the management of Conrail and CSX will lead a team to ensure an orderly process throughout the transition period. Three of Conrail's directors will also be invited to join the CSX board.

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        It is anticipated that CSX and Norfolk Southern will negotiate an appropriate division of Conrail's assets; however, the CSX-Conrail amended agreement is not conditioned upon CSX reaching agreement with Norfolk Southern. The amended agreement is also not subject to financing.

        Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page can be reached at http://www.CONRAIL.COM.